UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.
1400 WEST 94TH STREET
MINNEAPOLIS, MINNESOTA 55431

Donaldson Company, Inc.
Retirement Savings and Employee Stock
Ownership Plan
Financial Statements Including Report of Independent Registered Public
Accounting Firm and Supplemental Schedules
December 31, 2010 and 2009

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Administrator of the

Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota

June 8, 2011

1

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets
Investments, at fair value
Interest-bearing cash	$686,552	$891,042
Mutual funds	199,175,034	165,661,966
Donaldson Company, Inc. Common Stock Fund	283,811,896	231,366,722
Common / collective trust	39,621,494	40,200,408

Total investments, at fair value	523,294,976	438,120,138

Receivables
Employer contributions receivable	461,438	152,526
Participant contributions receivable	419,103	376,118
Notes receivable from participants	4,493,376	4,269,641

Total assets	528,668,893	442,918,423

Net assets available for benefits at fair value	528,668,893	442,918,423

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(391,235)	505,081

Net assets available for benefits	$528,277,658	$443,423,504

The accompanying notes are an integral part of these financial statements.

2

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets attributed to:

Investment income
Interest and dividend income	$7,076,310
Net appreciation of the fair value of investments	98,459,735
105,536,045

Contributions
Employer	5,682,197
Participants	12,253,433
Rollovers	744,145
Total contributions	18,679,775
Total additions	124,215,820

Deductions from net assets attributable to:
Benefits paid to participants	(39,328,212)
Administrative expenses	(33,454)
Total deductions	(39,361,666)

Net increase in net assets available for benefits	84,854,154

Net assets available for benefits
Beginning of year	443,423,504

End of year	$528,277,658

 The accompanying notes are an integral part of these financial statements.

3

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan
The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the “Company”). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Fidelity Management Trust Company is the Plan’s trustee (the “Trustee”) and recordkeeper.

Eligibility
All regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions, unless their labor agreement and the Plan document provide for it.

Contributions
Prior to March 29, 2010, eligible participants could contribute to the Plan up to 25% of pre-tax annual compensation, as defined by the Plan. Effective March 29, 2010, participants may contribute up to 40% of pre-tax annual compensation, as defined by the Plan. The Plan was amended in April 2009 to limit contributions that highly compensated individuals could make to the Plan to 6% of pre-tax annual compensation. This limit was eliminated effective January 1, 2011. For 2009 and 2010, per Internal Revenue Service (“IRS”) regulations, highly compensated individuals have been defined as those that earned more than $110,000 during the previous year. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans. Participants over age 50 may contribute an additional catch-up contribution.

The Company makes fixed matching contributions to the Plan for employees eligible for the matching contribution as defined in the Plan document. The fixed matching contributions are based on participant contributions into the Plan and are calculated at 100% of the first 3% of compensation deferred by the participant and deposited into the Plan and 50% of the next 2% of compensation deferred by the participant and deposited into the Plan. The Plan was amended effective April 13, 2009, to reduce Company fixed matching contributions to the Plan for exempt employees. After April 13, 2009, fixed matching contributions for exempt employees were calculated at 50% of the first 3% of compensation deferred by the participant and deposited into the Plan and 25% of the next 2% of compensation deferred by the participant and deposited to the Plan. In addition, the Company’s fixed matching contribution was eliminated for Company Executive Officers and Vice Presidents. The Plan was amended effective March 29, 2010, to return the Company match to the level prior to the April 13, 2009 amendment as discussed above. The fixed matching contributions are made in cash. Fifty percent of the matching contribution is invested directly in the Company’s common stock while the other fifty percent is invested as the participant’s pre-tax contributions are invested.

The Company may make discretionary contributions to the Plan from time to time for employees eligible for the discretionary contribution as defined in the Plan document. Discretionary contributions are allocated among the participants pro rata based upon the total annual compensation of participants who have 1,000 hours of service in the Plan year and are employed by the Company on the last day of the Plan year. The Company did not make a discretionary contribution for the Plan years ended December 31, 2010 or 2009.

The discretionary contributions may be made in cash or in the Company’s common stock. If the contribution is made in cash, it will be invested according to the participant’s investment election for their pre-tax contributions.

4

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2010 and 2009

Effective August 1, 2009, the Plan was amended to provide an annual Company contribution to employees in the Chillicothe, Missouri facility covered by a collective bargaining agreement. A Company contribution equal to 4% of each eligible employee’s pay is made subsequent to the Plan year end. For the Plan year ended December 31, 2010, the Company contribution for Chillicothe employees was $180,802. The contribution is invested according to the participant’s investment election for their pre-tax contributions. For employees not making pre-tax contributions, this contribution will be made to the default Fidelity Freedom Fund as discussed below.

Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate his or her contributions, the contributions are placed in the age appropriate Fidelity Freedom Fund. The participant may directly invest in the Company’s common stock up to 15% of his or her contributions.

The allocation of the participant’s contributions to the investment funds may be changed daily. There are no restrictions on transfers among or between the various investment options for employee contributions. Participants may transfer money out of the Donaldson Company, Inc. Common Stock Fund, but they may not transfer money into the fund unless they have less than 15% of their total fund balance invested in the Donaldson Company, Inc. Common Stock Fund. If the participant does have less than 15% of their total balance in the Donaldson Company Inc. Common Stock Fund, they are able to transfer funds into it up to the amount where the total invested in the fund is 15% of their total balance. Each participant’s account is credited with his or her contributions, including rollover contributions, his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.

Vesting
Participants are 100% vested in their accounts at all times.

Payment of Benefits
Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary will receive the participant’s account balance in a lump-sum payment. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Administrative Committee.

Notes Receivable from Participants
Under the Plan document, participants may borrow up to 50% of their employee contribution account balance or $50,000, whichever is less. Company contributions are not available for loans. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is 1% over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans at December 31, 2010, ranged from 4.25% to 10.50%. Loans mature at various dates through April 2020 and are generally paid through payroll deductions.

Plan Termination
The Company has the right under the Plan document to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies
The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

5

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2010 and 2009

Valuation of Investments
Investments in mutual funds are stated at fair value based on quoted market prices. Investments in the Donaldson Company, Inc. Common Stock Fund are valued based on the fair value of Donaldson Company, Inc. common stock, which is valued at quoted market prices. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the common/collective trust from fair value to contract value relating to the underlying investment contracts.

Investment Earnings
Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
Participant contributions and Company matching contributions are recorded in the period the Company makes the payroll deductions. Company discretionary contributions, if any, are recorded in the period in which they were declared.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Plan Expenses
Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses, including legal, accounting and other services, are paid by the Company.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

Concentration of Market Risk
At December 31, 2010 and 2009, approximately 54% and 52% of the Plan’s net assets available for benefits were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

6

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2010 and 2009

New Accounting Standard
In January 2010, the Financial Accounting Standards Board (FASB) issued guidance related to improving disclosures about fair value measurements. The guidance requires separate disclosures of the amounts of transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reason for such transfers. In the reconciliation for Level 3 fair value measurements using significant unobservable inputs, information about purchases, sales, issuances and settlements shall be presented separately. These disclosures were effective for the Plan on January 1, 2010, except for the disclosures related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which are effective on January 1, 2011. The guidance requires additional disclosures but does not impact the Plan’s net assets available for benefits.

In September 2010, the FASB issued guidance clarifying how loans to participants should be classified and measured by defined contribution pension benefit plans. Participant loans were previously classified as investments at fair value. The guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance was effective for the Plan in 2010, and was required to be applied retrospectively to prior periods presented. Accordingly, participant loan balances as of December 31, 2009 have been reclassified to conform with the presentation as of December 31, 2010.

3.	Investments
The investments that represent 5% or more of the Plan’s net assets available for benefits were as follows as of December 31, 2010 and 2009, respectively:

	2010	2009
Donaldson Company, Inc. Common Stock Fund	$283,811,896	$231,366,722
Fidelity Contrafund	47,958,494	40,480,217
Fidelity Managed Income Portfolio II Fund	39,230,259	40,705,489
Fidelity Equity Income Fund	27,251,282	25,392,144

During the year ended December 31, 2010, investments had net appreciation in value as follows:

Net appreciation of mutual funds	$19,565,281
Net appreciation of Company common stock	78,894,45
$98,459,735

At December 31, 2010, the Donaldson Company, Inc. Common Stock Fund consisted of 4,867,205 shares of the Company’s common stock valued at $283,810,854 and $1,042 in the Fidelity Institutional Cash Portfolio which consists mainly of cash. At December 31, 2009, the Donaldson Company, Inc. Common Stock Fund consisted of 5,438,784 shares of the Company’s common stock valued at $231,365,886 and $836 of cash in the Fidelity Institutional Cash Portfolio.

7

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2010 and 2009

4.	Nonparticipant-Directed Investments
At December 31, 2010 and 2009 the balance in the nonparticipant-directed portion of the Donaldson Company, Inc. Common Stock Fund totaled $283,811,896 and $231,366,722, respectively. Information about the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follow:

Year-ended December 31, 2010
Changes in Nonparticipant-Directed Net Assets of
Donaldson Company, Inc. Common Stock Fund:
Contributions	$3,534,555
Interest and dividend income	1,703,510
Net appreciation	78,894,455
Benefits paid to participants	(21,787,435)
Transfers to participant-directed investments	(9,899,910)
$52,445,174

5.	Tax Status
The Plan has received a favorable determination letter from the IRS, dated September 20, 2002, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the “Code”) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions
Participants have the option to direct their contributions to be invested in mutual funds, which are sponsored by the Trustee, and a Company stock fund comprised primarily of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s common stock. For the year ended December 31, 2010, purchases and sales of the Company’s common stock were $82,452,141 and $110,436,878, respectively.

7.	Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification Topic 820 (“ASC 820”) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

8

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2010 and 2009

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:
■ Quoted prices for similar assets or liabilities in active markets;
■ Quoted prices for identical or similar assets or liabilities in inactive markets;
■ Inputs other than quoted prices that are observable for the asset or liability; and
■ Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2010.
Donaldson Company, Inc. Common Stock Fund: Investments in the Donaldson Company, Inc. Common Stock Fund are valued based on the fair value of the underlying investments, primarily Donaldson Company, Inc. common stock, which is valued at quoted market prices.
Mutual funds: Investments in mutual funds are stated at fair value based on quoted market prices.
Common / Collective trusts: Investments in the common / collective trust are valued at contract value, which approximates fair value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the common/collective trust from fair value to contract value relating to the underlying investment contracts.
The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2		Level 3		Total

Donaldson Company, Inc. Common Stock Fund*	$283,811,896	$	―	$	―	$283,811,896
Mutual Funds and Interest Bearing Cash*	199,861,586		―		―	199,861,586
Common/Collective Trust*	―		39,621,494		―	39,621,494
Total assets at fair value	$483,673,482		$39,621,494	$	―	$523,294,976

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2		Level 3		Total

Donaldson Company, Inc. Common Stock Fund**	$231,366,722	$	―	$	―	$231,366,722
Mutual Funds and Interest Bearing Cash**	166,553,008		―		―	166,553,008
Common/Collective Trust**	―		40,200,408		―	40,200,408
Total assets at fair value	$397,919,730		$40,200,408	$	―	$438,120,138

*Donaldson Company, Inc. Common Stock Fund, Mutual Funds and Interest Bearing Cash and Common/Collective Trust invest approximately 79% in Mid/Large Cap Companies, 12% in Fixed Income, 5% in Small Cap Companies and 4% in Foreign companies as of December 31, 2010.

**Donaldson Company, Inc. Common Stock Fund, Mutual Funds and Interest Bearing Cash and Common/Collective Trust invest approximately 78% in Mid/Large Cap Companies, 13% in Fixed Income, 4% in Small Cap Companies, 4% in Foreign companies and 1% in other as of December 31, 2009.

10

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2010 and 2009

8.	Investment Contract with Insurance Company
The Plan has a fully benefit-responsive investment contract with Fidelity Management Trust Company (“FMTC”), the Fidelity Managed Income Portfolio II (“MIP II”). The objective of the MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, MIP II invests in assets and enters into contracts issued by third-parties, and invests in cash equivalents represented by shares in a money market fund. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by FMTC. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. Withdrawals prompted by certain events, including premature termination of the contract by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers and early retirement incentives, may be paid at market value, which may be less than book value. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable.

FMTC is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.

	2010	2009
Rate of return on investments underlying the contract*	2.25%	2.74%
Based on interest rate credited to participants**	1.82%	1.53%

*Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

**Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.	Subsequent Events
The Plan has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements.

11

SUPPLEMENTAL SCHEDULES

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

EIN 41-0222640

Plan Number 007

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including the Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Donaldson Company, Inc. Common Stock Fund	Common Stock, 4,867,205 shares participation	$66,460,798	$283,811,896
*	Fidelity Managed Income Portfolio II Fund	Common / Collective Trust, 39,621,494 units of participation	**	39,621,494
*	Fidelity Contrafund	Mutual Fund, 708,397 units of participation	**	47,958,494
*	Fidelity Equity Income Fund	Mutual Fund, 615,709 units of participation	**	27,251,282
*	Fidelity Diversified International Fund	Mutual Fund, 640,246 units of participation	**	19,284,222
	PIMCO Total Return Fund	Mutual Fund, 2,007,130 units of participation	**	21,777,362
	Schroeder U.S. Opportunities Fund	Mutual Fund, 789,049 units of participation	**	18,937,166
	Vanguard Inflation Protected Fund	Mutual Fund, 5,115 units of participation	**	130,648
	Spartan 500 Index Fund	Mutual Fund, 145,663 units of participation	**	6,479,092
	Brokeragelink Fund	Mutual Fund, 3,546,347 units of participation	**	3,546,347
	American Beacon Small Cap Fund	Mutual Fund, 202,457 units of participation	**	4,028,899
	Dodge & Cox International	Mutual Fund, 30,881 units of participation	**	1,102,753
*	Fidelity Freedom Income Fund	Mutual Fund, 191,607 units of participation	**	2,161,323
	Roxbury Small Cap Growth Fund	Mutual Fund, 91,374 units of participation	**	1,551,538
*	Fidelity Freedom 2005 Fund	Mutual Fund, 34,722 units of participation	**	375,343
*	Fidelity Freedom 2010 Fund	Mutual Fund, 296,522 units of participation	**	4,029,732
*	Fidelity Freedom 2015 Fund	Mutual Fund, 800,594 units of participation	**	9,078,742
*	Fidelity Freedom 2020 Fund	Mutual Fund, 821,781 units of participation	**	11,332,365
*	Fidelity Freedom 2025 Fund	Mutual Fund, 545,927 units of participation	**	6,289,074
*	Fidelity Freedom 2030 Fund	Mutual Fund, 393,806 units of participation	**	5,422,710
*	Fidelity Freedom 2035 Fund	Mutual Fund, 346,819 units of participation	**	3,978,017
*	Fidelity Freedom 2040 Fund	Mutual Fund, 549,849 units of participation	**	4,404,292
*	Fidelity Freedom 2045 Fund	Mutual Fund, 42,637 units of participation	**	404,620
*	Fidelity Freedom 2050 Fund	Mutual Fund, 35,988 units of participation	**	337,565
*	Participant Loans	Participant loans receivable, interest rates from 4.25% to 10.50%, payable through April 2020	$0	4,493,376
				$527,788,352

*	Denotes party-in-interest.
**	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant-directed accounts.

12

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Schedule H, line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2010

EIN 41-0222640

Plan Number 007

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
* Donaldson Company	Common Stock Fund	―	$26,435,940	―	―	$6,485,196	$26,435,940	$19,950,744

*   Denotes party-in-interest.

13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 8, 2011	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ Thomas R. VerHage
Thomas R. VerHage Vice President, Chief Financial Officer

14